March 21, 2013

VIA EDGAR (Correspondence Filing)

Michelle Roberts

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Ms. Roberts:

On January 18, 2013, Northern Lights Variable Trust (the “Registrant”), on behalf of the BTS Bond Asset Allocation VIT Fund (the “Portfolio”), a series of the Registrant, filed Post-Effective Amendment No. 72 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  On March 1, 2013, you provided oral comments on behalf of the staff of the Securities and Exchange Commission (the "Staff").  Please find below Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Your comments are set forth below and each is followed by the Registrant’s response.

The Registrant has attached a revised version of the prospectus that reflects edits made in response to your comments.

General

1.

The filing contained certain bracketed or missing information.  Please confirm that all bracketed and missing items will be supplied by an amendment.

Response:

The Registrant confirms that any brackets will be removed prior to, and missing information will be included in, a 485(b) filing.

2.

Please revise the Registrant’s telephone number throughout the prospectus and SAI to include the numerical equivalent of “BTS” so that the number reads: 1-877-BTS-9820 (877-287-9820).

Response:

The Registrant has revised the disclosure as requested.

Summary Prospectus

3.

In the paragraph headed “Defensive Capital Preservation” under “Principal Investment Strategies,” please briefly explain the meaning of “inverse Underlying Funds” in a parenthetical.

Response:  The Registrant has added the following parenthetical following the term “inverse Underlying Funds”:

(Underlying Funds that seek to provide investment results that correspond to the inverse (opposite) of the daily performance of a specific benchmark)

4.

In light of the disclosure under “Principal Investment Strategies” that “the Portfolio may be entirely invested in one bond class,” please explain why the Portfolio’s name is not misleading.

Response:

The Registrant has decided to change the name of the Portfolio.  The new name is the BTS Tactical Fixed Income VIT Fund.  Accordingly, the Registrant has amended the Portfolio’s 80% policy to reflect the term “fixed income securities” rather than “bond instruments,” which the Registrant believes to be synonymous in the context of the definition provided therein.  Otherwise, the Portfolio’s name change has not resulted in any change in the Portfolio’s investment objective, strategies, or policies.

5.

Please briefly explain the terms “leverage risk,” “credit risk,” and “liquidity risk” in the bulleted paragraph headed “Derivatives Risk.”

Response:

The Registrant has revised the “Derivatives Risk” disclosure as follows:

•

Derivatives Risk.  Even a small investment in derivatives (which include options, futures, swap contracts and other transactions) may give rise to leverage risk (which can increase volatility and magnify the Portfolio’s potential for loss), and can have a significant impact on the Portfolio's performance.  Derivatives are also subject to credit risk (the counterparty may default) and liquidity risk (the Portfolio may not be able to sell the security or otherwise exit the contract in a timely manner).

1.

Please add the phrase “for investors to evaluate” to the end of the first sentence under “Limited History of Operations Risk” in both risk sections of the prospectus.

Response:

The Registrant has revised the disclosure as requested.

Management of the Portfolio – Related Performance Information of the Adviser

2.

Please confirm that the BTS Bond Asset Allocation Fund, a series of Northern Lights Fund Trust (the “Reference Fund”), is the only fund or account managed by the Adviser that has objectives, policies and strategies substantially similar to the Portfolio.  If the Adviser manages any other substantially similar accounts, the disclosure and performance information under this section must include all such accounts.  Please review the corresponding disclosure on page 6 of the prospectus as well.

Response:

The Adviser has represented to the Registrant that the Reference Fund is the only fund or account managed by the Adviser that has objectives, policies and strategies substantially similar to the Portfolio.  Therefore, no changes to description of the Adviser’s similarly managed accounts are necessary.

3.

Please confirm that the standardized SEC method will be used to calculate the Adviser’s prior performance. If the standardized SEC method will not be used, please disclose how the performance was calculated and that the method differs from the standardized SEC method.

Response:

The Registrant confirms that the Adviser’s prior performance, as reflected in “Related Performance Information of the Adviser,” was calculated using the standardized SEC method.

4.

Please note that if the fees and expenses of similarly managed accounts (including the Reference Fund) will be lower than the fees and expenses of the Portfolio, disclosure must be added clarifying that the Portfolio’s fee structure would have lowered the prior performance results.

Response:

The Registrant anticipates that the fees and expenses of the Portfolio will be the same or lower than the fees and expenses of the Reference Fund used to calculate the Adviser’s prior performance.  If this should change, the Registrant will incorporate disclosure clarifying that the Portfolio’s fee structure, if applied to the Reference Fund, would have lowered the Adviser’s prior performance results.

How to Purchase and Redeem Shares

5.

Under “Share Classes,” please insert a brief explanation of the fee differences following the statement: “The main difference between each class is ongoing fees.”

Response:

The Registrant has added the following sentence after the statement noted above:

Class 1 shares do not assess a distribution and/or shareholder servicing fee, whereas Class 2 shares include an annual fee of up to [0.50]% of average net assets to compensate the Distributor for the provision of account maintenance and/or distribution services to shareholders.

Statement of Additional Information

6.

Please describe the substantive provisions of the compliance consulting arrangement between Northern Lights Compliance Services, LLC and the Registrant, including the compensation structure.

Response:

The Registrant has revised the disclosure as follows.

Northern Lights Compliance Services, LLC (“NLCS”), 17605 Wright Street, Suite 2, Omaha, NE 68130, an affiliate of GFS and the Distributor, provides a Chief Compliance Officer to the Trust as well as related compliance services pursuant to a consulting agreement between NLCS and the Trust. NLCS’s compliance services consist primarily of reviewing and assessing the policies and procedures of the Trust and its service providers pertaining to compliance with applicable federal securities laws, including Rule 38a-1 under the 1940 Act.  For the compliance services rendered to the Portfolio, the Portfolio pays NLCS a one-time fee of $2,500, plus an annual fee, based on Portfolio assets, ranging from $13,500 (net assets of $50 million or less) to $31,500 (net assets over $1 billion).  The Portfolio also pays NLCS for any out-of-pocket expenses.

* * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter;

•

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

•

The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (614) 469-3347 with any questions or comments concerning the foregoing.

Sincerely,

/s/ Mark D. Maxwell

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